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First Quarter Report 2012

 AGNICO-EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with United States GAAP)

for the three months ended March 31, 2012

        This Management's Discussion and Analysis dated May 8, 2012 of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") should be read in conjunction with our interim unaudited Consolidated Financial Statements for the three months ended March 31, 2012, prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Information pertaining to new accounting pronouncements can also be obtained within our interim unaudited Consolidated Financial Statements. Additionally, this Management's Discussion and Analysis should be read in conjunction with the Management's Discussion and Analysis and Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2011. Other information regarding critical accounting estimates and risk factors are also available in the Company's Annual Report on Form 20-F. These interim unaudited Consolidated Financial Statements and Management's Discussion and Analysis are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed in metric, unless otherwise specified. Certain information in this Management's Discussion and Analysis is presented in Canadian dollars ("C$") or European Union euros ("EUR" or "€"). Additional information relating to the Company, including the Company's Annual Report on Form 20-F for the year ended December 31, 2011, is available on the Canadian Securities Administrators' SEDAR website at www.sedar.com.

Results of Operations

        Agnico-Eagle reported net income of $78.5 million, or $0.46 per share, in the first quarter of 2012 compared with net income of $45.3 million, or $0.27 per share, in the first quarter of 2011. In the first quarter of 2012, the operating margin increased 20.8% to $257.9 million from $213.5 million in the first quarter of 2011 due primarily to an increase in the realized gold price. Gold production increased by 1.0% to 254,955 ounces from 252,362 ounces between the first quarter of 2011 and the first quarter of 2012. Cash provided by operating activities amounted to $196.5 million in the first quarter of 2012 compared with $174.8 million in the first quarter of 2011. During the first quarter of 2012, cash costs were $594 per ounce compared with $531 per ounce during the same period in the previous year.

        The table below summarizes variances in the key drivers of net income for the first quarter of 2012 compared with the first quarter of 2011:

(millions of United States dollars)	First Quarter of 2012 vs. First Quarter of 2011
Increase in gold revenue	$53.9
Increase in silver revenue	2.0
Increase in zinc revenue	3.1
Increase in copper and lead revenue	1.8
Decrease in production costs due to weaker Canadian dollar and Euro	3.3
Increase in production costs	(19.7)
Increase in amortization of property, plant and mine development	(2.6)
Increase in non cash foreign currency translation loss	(1.5)
Decrease in income and mining taxes	3.1
Increase in interest expense	(0.4)
Decrease in general and administrative expense	1.2
Increase in exploration and corporate development expenses	(6.1)
Other	(4.8)

Total net income variance	$33.3

        In the first quarter of 2012, revenues from mining operations increased to $472.9 million from $412.1 million in the first quarter of 2011 due primarily to higher gold prices realized.

        In the first quarter of 2012, total cash costs per ounce of gold produced increased to $594 from $531 in the first quarter of 2011. This increase in total cash costs per ounce is mainly attributable to unfavourable changes in cash unit costs at the LaRonde, Meadowbank and Lapa mines and at the Creston Mascota deposit at Pinos Altos as cost increases impacted the mining industry in general. Additionally, cash costs increased at the LaRonde mine in the first quarter of 2012 compared with the first quarter of 2011 as a result of transitioning into the deeper LaRonde mine extension.

        During the first quarter of 2012, production costs increased to $215.0 million from $198.6 million in the first quarter of 2011 due to general cost increases across the mining industry, impacting the Meadowbank and LaRonde mines in particular.

        Exploration and corporate development expenses amounted to $23.1 million in the first quarter of 2012 compared with $17.0 million in the first quarter of 2011. This increase is due primarily to expanded exploration programs in Mexico and Canada during the first quarter of 2012 relative to the first quarter of 2011.

        During the first quarter of 2012, there was a non-cash foreign currency translation loss of $15.5 million mainly attributable to a strengthening of the Canadian dollar versus the US dollar at March 31, 2012 relative to December 31, 2011. A non-cash foreign currency translation loss of $14.1 million was recorded during the comparative first quarter of 2011.

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine. This decision followed the receipt of an opinion from a second rock mechanics consulting firm that recommended that underground mining operations be halted. As of September 30, 2011, Agnico-Eagle wrote down its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable reserves at the Goldex mine, other than ore stockpiled on surface, were reclassified as mineral resources. An environmental remediation liability has been recorded to reflect anticipated costs of remediation. The Goldex mill completed processing feed from the remaining surface stockpile in October of 2011. During the three months ended March 31, 2012, the Company incurred $6.2 million of remediation costs that were applied against the environmental remediation liability recognized in 2011.

        The Company continues to evaluate production options at the Goldex mine during the ongoing investigation and remediation phase. While speculative at the moment, these projects are considered to be of interest due to the existing infrastructure and availability of a highly skilled workforce.

        During the first quarter of 2011, the kitchen facilities at the employee camp at the Meadowbank mine sustained extensive damage as a result of a fire. The fire was contained to the kitchen and there were no injuries sustained and operations were normalized prior to the end of the second quarter of 2011. The Company continues the process of recovering property damage and business interruption losses and received $1.9 million of insurance proceeds during the first quarter of 2012 and had a remaining insurance receivable of $6.9 million as at March 31, 2012.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements for the LaRonde, Goldex, Lapa, Kittila, Pinos Altos and Meadowbank mines:

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
LaRonde	$58,180	$47,885
Goldex	—	17,874
Lapa	18,657	16,751
Kittila	26,030	28,500
Pinos Altos	35,161	30,907
Meadowbank	77,007	56,650

Total production costs per Consolidated Statements of Income	$215,035	$198,567

LaRonde Mine

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Production costs per Consolidated Statements of Income	$58,180	$47,885
Adjustments:
Byproduct revenues net of refining and transport fees	(47,518)	(52,979)
Inventory and other adjustments(i)	(715)	5,352
Non-cash reclamation provision	(604)	(700)

Cash operating costs	$9,343	$(442)

Gold production (ounces)	43,281	36,893

Total cash costs (per ounce)(ii)	$216	$(12)

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Production costs per Consolidated Statements of Income	$58,180	$47,885
Adjustments:
Inventory and other adjustments(iii)	(125)	4,517
Non-cash reclamation provision	(604)	(700)

Minesite operating costs (US$)	$57,451	$51,702

Minesite operating costs (C$)	$57,730	$50,357

Tonnes of ore milled (000's tonnes)	645	585

Minesite costs per tonne (C$)(iv)	$90	$86

Goldex Mine

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Production costs per Consolidated Statements of Income	—	$17,874
Adjustments:
Byproduct revenues net of refining and transport fees	—	87
Inventory and other adjustments(i)	—	(1,309)
Non-cash reclamation provision	—	(55)

Cash operating costs	—	$16,597

Gold production (ounces)	—	38,500

Total cash costs (per ounce)(ii)	—	$431

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Production costs per Consolidated Statements of Income	—	$17,874
Adjustments:
Inventory and other adjustments(iii)	—	(1,161)
Non-cash reclamation provision	—	(55)

Minesite operating costs (US$)	—	$16,658

Minesite operating costs (C$)	—	$16,327

Tonnes of ore milled (000's tonnes)	—	715

Minesite costs per tonne (C$)(iv)	—	$23

Lapa Mine

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Production costs per Consolidated Statements of Income	$18,657	$16,751
Adjustments:
Byproduct revenues net of refining and transport fees	61	66
Inventory and other adjustments(i)	(17)	158
Non-cash reclamation provision	236	(15)

Cash operating costs	$18,937	$16,960

Gold production (ounces)	28,499	26,914

Total cash costs (per ounce)(ii)	$664	$630

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Production costs per Consolidated Statements of Income	$18,657	$16,751
Adjustments:
Inventory and other adjustments(iii)	20	306
Non-cash reclamation provision	236	(15)

Minesite operating costs (US$)	$18,913	17,042

Minesite operating costs (C$)	$18,904	$16,640

Tonnes of ore milled (000's tonnes)	158	142

Minesite costs per tonne (C$)(iv)	$120	$117

Kittila Mine

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Production costs per Consolidated Statements of Income	$26,030	$28,500
Adjustments:
Byproduct revenues net of refining and transport fees	119	77
Inventory and other adjustments(i)	440	(843)
Non-cash reclamation provision	(157)	(50)

Cash operating costs	$26,432	$27,684

Gold production (ounces)	46,758	40,317

Total cash costs (per ounce)(ii)	$565	$687

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Production costs per Consolidated Statements of Income	$26,030	$28,500
Adjustments:
Inventory and other adjustments(iii)	440	(843)
Non-cash reclamation provision	(157)	(50)

Minesite operating costs (US$)	$26,313	$27,607

Minesite operating costs (EUR)	€19,458	€19,710

Tonnes of ore milled (000's tonnes)	289	262

Minesite costs per tonne (EUR)(iv)	€67	€75

Pinos Altos Mine (includes Creston Mascota)

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Production costs per Consolidated Statements of Income	$35,161	$30,907
Adjustments:
Byproduct revenues net of refining and transport fees	(16,449)	(15,003)
Inventory and other adjustments(i)	1,754	5,697
Non-cash reclamation provision	(433)	(282)
Stripping costs(v)	(4,180)	(6,325)

Cash operating costs	$15,853	$14,994

Gold production (ounces)	57,016	48,001

Total cash costs (per ounce)(ii)	$278	$312

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Production costs per Consolidated Statements of Income	$35,161	$30,907
Adjustments:
Inventory and other adjustments(iii)	1,754	5,064
Non-cash reclamation provision	(433)	(282)
Stripping costs(v)	(4,180)	(6,325)

Minesite operating costs (US$)	$32,302	$29,364

Tonnes of ore milled (000's tonnes)	1,234	1,033

Minesite costs per tonne (US$)(iv)	$26	$28

Meadowbank Mine

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Production costs per Consolidated Statements of Income	$77,007	$56,650
Adjustments:
Byproduct revenues net of refining and transport fees	(634)	(449)
Inventory and other adjustments(i)	5,254	2,426
Non-cash reclamation provision	(394)	(412)
Stripping costs(v)	(222)	—

Cash operating costs	$81,011	$58,215

Gold production (ounces)	79,401	61,737

Total cash costs (per ounce)(ii)	$1,020	$943

(thousands of dollars, except where noted)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Production costs per Consolidated Statements of Income	$77,007	$56,650
Adjustments:
Inventory and other adjustments(iii)	5,429	2,772
Non-cash reclamation provision	(394)	(412)
Stripping costs(v)	(222)	—

Minesite operating costs (US$)	$81,820	$59,010

Minesite operating costs (C$)	$81,730	$58,242

Tonnes of ore milled (000's tonnes)	887	629

Minesite costs per tonne (C$)(iv)	$92	$93

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income (Loss) for net byproduct metals revenues, stripping costs, inventory and hedging adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates.

Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income (Loss) for inventory adjustments, stripping costs and asset retirement provisions, and then dividing by tonnes processed through the mill. As total cash costs per ounce data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

(v)
The Company has decided to report total cash costs per ounce and minesite costs per tonne using the more common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce and minesite costs per tonne to the majority of the Company's peers within the mining industry.

Liquidity and Capital Resources

        At March 31, 2012, Agnico-Eagle's cash and cash equivalents, short-term investments and restricted cash totaled $199.1 million, while working capital amounted to $503.8 million. At December 31, 2011, the Company had $221.5 million in cash and cash equivalents, short-term investments and restricted cash and $567.1 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and various other factors.

        Cash provided by operating activities was $196.5 million in the first quarter of 2012 compared with $174.8 million in the first quarter of 2011. In the first quarter of 2012, revenues from mining operations increased to $472.9 million from $412.1 million in the first quarter of 2011 due primarily to higher gold prices realized.

        For the three months ended March 31, 2012, capital expenditures amounted to $76.0 million compared with $96.8 million in the three months ended March 31, 2011. The significant capital expenditures during the first quarter of 2012 pertained to sustaining capital for the Company's operating mines, Meliadine project development, and dyke construction at the Meadowbank mine.

        On July 27, 2011, the Company amended and restated its $1.2 billion credit facility to extend the scheduled maturity date from June 22, 2014 to June 22, 2016. Terms related to standby fees and drawn amounts were amended to reflect current market conditions. At March 31, 2012, the outstanding balance on the credit facility amounted to $230.0 million. As a result, credit facility availability amounted to $970.0 million at March 31, 2012.

        On April 7, 2010, the Company closed a private placement of notes consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 with a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

        On November 18, 2011, the Company acquired 94.77% of the outstanding shares of Grayd Resource Corporation ("Grayd"), on a fully-diluted basis, by way of a take-over bid. The November 18, 2011 purchase price of $222.1 million was comprised of $166.0 million in cash and 1,250,477 newly issued Agnico-Eagle shares. The acquisition was accounted for as a business combination and goodwill of $29.2 million was recognized on the Company's Consolidated Balance Sheets.

        On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the

Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico-Eagle shares.

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including the gold mining business, have been affected by weak economic conditions and volatile financial markets. The costs of funding for many businesses, particularly for financial institutions with which we do business, remain high compared to historical levels. Continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects our revenues, earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments. The current economic turmoil in Europe is compounding global volatility issues.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the US Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer ("CEO") and the Senior Vice-President Finance and Chief Financial Officer ("CFO").

        As of the end of the period covered by this Quarterly Management's Discussion and Analysis and accompanying unaudited consolidated financial statements, the Company's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files was recorded, processed, summarized and reported, within the appropriate time periods.

        Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the first quarter of 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

        The Company's management including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2012	2011
Income Contribution Analysis
LaRonde mine	$63,266	$48,983
Goldex mine	—	40,333
Lapa mine	27,677	19,178
Kittila mine	49,049	27,831
Pinos Altos mine	69,135	47,259
Meadowbank mine	48,772	29,917

Operating margin	257,899	213,501
Amortization of property, plant and mine development	64,553	61,929
Corporate expenses	85,836	74,210

Income before income and mining taxes	107,510	77,362
Income and mining taxes	28,962	32,098

Net income for the period	$78,548	$45,264

Net income per share — basic	$0.46	$0.27
Net income per share — diluted	$0.46	$0.26
Cash flows
Operating cash flow	$196,497	$171,043
Investing cash flow	$(88,908)	$(89,957)
Financing cash flow	$(132,078)	$(68,842)
Realized prices
Gold (per ounce)	$1,684	$1,400
Silver (per ounce)	$34.46	$36.10
Zinc (per tonne)	$2,125	$2,509
Copper (per tonne)	$9,006	$10,027
Payable production(i)
Gold (ounces)
LaRonde mine	43,281	36,893
Goldex mine	—	38,500
Lapa mine	28,499	26,914
Kittila mine	46,758	40,317
Pinos Altos mine	57,016	48,001
Meadowbank mine	79,401	61,737

	254,955	252,362

Silver (ounces in thousands)
LaRonde mine	690	680
Pinos Altos mine	507	406
Meadowbank mine	18	13

	1,215	1,099

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (Continued)

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2012	2011
Zinc (LaRonde mine) (tonnes)	12,978	11,941
Copper (LaRonde mine) (tonnes)	1,326	817
Payable metal sold
Gold (ounces)
LaRonde mine	$43,745	$37,459
Goldex mine	—	41,895
Lapa mine	27,897	25,776
Kittila mine	44,227	40,698
Pinos Altos mine	52,145	45,484
Meadowbank mine	74,614	61,928

	242,628	253,240

Silver (ounces in thousands)
LaRonde mine	$718	$679
Pinos Altos mine	493	409
Meadowbank mine	18	21

	1,229	1,109

Zinc (LaRonde mine) (tonnes)	13,032	8,302
Copper (LaRonde mine) (tonnes)	1,293	820
Total cash costs (per ounce)(ii)
LaRonde mine	$216	$(12)
Goldex mine	—	431
Lapa mine	664	630
Kittila mine	565	687
Pinos Altos mine	278	312
Meadowbank mine	1,020	943

Weighted average	$594	$531

(i)
Payable production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(ii)
Total cash costs per ounce is a non-US GAAP measure of performance that the Company uses to monitor the performance of its operations.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
Operating margin
Revenues from mining operations	$347,456	$398,478	$439,004	$412,068	$433,691	$520,537	$455,503	$472,934
Production costs	166,573	196,674	195,998	198,567	212,754	237,190	227,567	215,035

Operating margin	180,883	201,804	243,006	213,501	220,937	283,347	227,936	257,899
Income contribution analysis
LaRonde mine	43,614	48,722	65,516	48,983	46,017	59,081	34,581	63,266
Goldex mine	42,635	44,349	50,122	40,333	46,739	48,974	24,677	—
Lapa mine	20,204	17,764	25,477	19,178	27,737	28,286	23,736	27,677
Kittila mine	16,625	26,838	17,467	27,831	18,934	34,751	33,619	49,049
Pinos Altos mine	22,626	15,089	34,998	47,259	52,568	65,777	67,111	69,135
Meadowbank mine	35,179	49,042	49,426	29,917	28,942	46,478	44,212	48,772

Operating margin	180,883	201,804	243,006	213,501	220,937	283,347	227,936	257,899
Amortization of property, plant and mine development	44,003	48,145	69,835	61,929	59,235	67,104	73,513	64,553
Impairment Loss on Meadowbank mine	—	—	—	—	—	—	907,681	—
Loss on Goldex mine	—	—	—	—	—	298,183	4,710	—
Corporate expenses (gains)	28,331	(9,818)	51,268	74,210	56,936	28,644	92,204	85,836

Income (loss) before income and mining taxes	108,549	163,477	121,903	77,362	104,766	(110,584)	(850,172)	107,510
Income and mining taxes	8,189	42,016	33,940	32,098	35,941	(28,970)	(248,742)	28,962

Net income (loss) for the period	$100,360	$121,461	$87,963	$45,264	$68,825	$(81,614)	$(601,430)	$78,548

Attributed to non-controlling interest	$—	$—	$—	$—	$—	$—	$(60)	$—

Attributed to common shareholders	$100,360	$121,461	$87,963	$45,264	$68,825	$(81,614)	$(601,370)	$78,548

Net income (loss) per share — basic	$0.64	$0.73	$0.53	$0.27	$0.41	$(0.48)	$(3.53)	$0.46
Net income (loss) per share — diluted	$0.63	$0.71	$0.51	$0.26	$0.40	$(0.48)	$(3.53)	$0.46
Cash flows
Operating cash flow	$161,574	$156,829	$90,576	$171,043	$162,821	$197,570	$132,028	$196,497
Investing cash flow	$(116,826)	$(163,798)	$(123,353)	$(89,957)	$(116,173)	$(247,772)	$(306,583)	$(88,908)
Financing cash flow	$(10,422)	$531	$(10,408)	$(68,842)	$(22,180)	$29,106	$244,461	$(132,078)

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at March 31, 2012	As at December 31, 2011
ASSETS
Current
Cash and cash equivalents	$155,476	$179,447
Short-term investments	5,991	6,570
Restricted cash	37,608	35,441
Trade receivables	90,892	75,899
Inventories:
Ore stockpiles	22,121	28,155
Concentrates and dore bars	66,742	57,528
Supplies	162,024	182,389
Income taxes recoverable	—	371
Available-for-sale securities (note 7)	132,379	145,411
Fair value of derivative financial instruments (note 9)	2,360	—
Other current assets	92,109	110,369

Total current assets	767,702	821,580
Other assets	94,357	88,048
Goodwill	229,279	229,279
Property, plant and mine development	3,907,085	3,895,355

	$4,998,423	$5,034,262

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$173,695	$203,547
Environmental remediation liability (note 12)	39,746	26,069
Interest payable	19,193	9,356
Income taxes payable	19,869	—
Capital lease obligations	11,409	11,068
Fair value of derivative financial instruments (note 9)	—	4,404

Total current liabilities	263,912	254,444

Long-term debt (note 8)	830,000	920,095

Reclamation provision and other liabilities	127,493	145,988

Deferred income and mining tax liabilities	525,170	498,572

SHAREHOLDERS' EQUITY
Common shares (note 5):
Issued — 171,194,430 common shares, less, 314,100 shares held in trust	3,182,923	3,181,381
Stock options (note 6)	129,962	117,694
Warrants	24,858	24,858
Contributed surplus	15,665	15,166
Deficit	(84,579)	(129,021)
Accumulated other comprehensive loss	(16,981)	(7,106)

	3,251,848	3,202,972

Non-controlling interest	—	12,191

Total shareholders' equity	3,251,848	3,215,163

	$4,998,423	$5,034,262

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three Months Ended March 31,
	2012	2011
REVENUES
Revenues from mining operations	$472,934	$412,068
COSTS, EXPENSES AND OTHER INCOME
Production	215,035	198,567
Exploration and corporate development	23,108	16,978
Amortization of property, plant and mine development	64,553	61,929
General and administrative	33,928	35,152
Interest expense	14,447	14,008
Interest and sundry income	(269)	(248)
Gain on derivative financial instruments	(895)	(1,351)
Gain on sale of available-for-sale securities (note 7)	—	(4,394)
Foreign currency translation loss	15,517	14,065

Income before income and mining taxes	107,510	77,362
Income and mining taxes	28,962	32,098

Net income for the period	$78,548	$45,264

Net income per share — basic (note 5)	$0.46	$0.27
Net income per share — diluted (note 5)	$0.46	$0.26
Cash dividends declared per common share	$0.20	$—
COMPREHENSIVE INCOME
Net income for the period	$78,548	$45,264

Other comprehensive income (loss):
Unrealized gain on hedging activities	7,274	—
Unrealized gain (loss) on available-for-sale securities	(15,019)	7,067
Adjustments for derivative instruments maturing during the period	(510)	—
Adjustments for realized gain on available-for-sale securities due to dispositions during the period	—	(4,394)
Change in unrealized gain on pension liability	552	110
Tax effect of other comprehensive loss items	(2,172)	(580)

Other comprehensive income (loss) for the period	(9,875)	2,203

Comprehensive income for the period	$68,673	$47,467

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Common Shares
							Accumulated Other Comprehensive Income (Loss)
	Number of Shares	$ Amount	Stock Options	Warrants	Contributed Surplus	Retained Earnings (Deficit)		Non-controlling Interest
Balance December 31, 2010	168,720,355	$3,078,217	$78,554	$24,858	$15,166	$440,265	$28,390	$—
Shares issued under employee stock option plan	164,219	8,806	(1,950)	—	—	—	—	—
Stock options	—	—	18,511	—	—	—	—	—
Shares issued under the incentive share purchase plan	71,141	4,734	—	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	18,450	1,232	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	45,264	—	—
Other comprehensive income for the period	—	—	—	—	—	—	2,203	—
Restricted share unit plan	(38,349)	(2,787)	—	—	—	—	—	—

Balance March 31, 2011	168,935,816	$3,090,202	$95,115	$24,858	$15,166	$485,529	$30,593	$—

Balance December 31, 2011	170,813,736	$3,181,381	$117,694	$24,858	$15,166	$(129,021)	$(7,106)	$12,191
Stock options	—	—	12,268	—	—	—	—	—
Shares issued under the incentive share purchase plan (note 5)	160,207	5,346	—	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan (note 5)	105,678	3,607	—	—	—	—	—	—
Shares issued for purchase of mining property (note 13)	68,941	2,447	—	—	499	—	—	—
Non-controlling interest eliminated upon acquisition (note 13)	—	—	—	—	—	—	—	(12,191)
Net income for the period	—	—	—	—	—	78,548	—	—
Dividends declared ($0.20 per share)	—	—	—	—	—	(34,106)	—	—
Other comprehensive loss for the period	—	—	—	—	—	—	(9,875)	—
Restricted share unit plan (note 5)	(268,232)	(9,858)	—	—	—	—	—	—

Balance March 31, 2012	170,880,330	$3,182,923	$129,962	$24,858	$15,665	$(84,579)	$(16,981)	$—

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three Months Ended March 31,
	2012	2011
Operating activities
Net income for the period	$78,548	$45,264
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	64,553	61,929
Deferred income and mining taxes	10,320	8,879
Environmental remediation	(6,232)	—
Gain on sale of available-for-sale securities and derivative financial statements	(895)	(6,428)
Stock-based compensation	15,772	21,026
Foreign currency translation loss	15,517	14,065
Other	3,694	5,935
Changes in non-cash working capital balances:
Trade receivables	(14,993)	41,383
Income taxes (payable) recoverable	19,869	(13,057)
Inventories	11,549	(16,595)
Other current assets	18,810	4,466
Accounts payable and accrued liabilities	(29,852)	(2,871)
Interest payable	9,837	10,770

Cash provided by operating activities	196,497	174,766

Investing activities
Additions to property,plant and mine development	(75,995)	(96,849)
Acquisition of Grayd Resource Corporation (note 13)	(9,322)	—
Decrease in short-term investments	579	2,201
Net proceeds on available-for-sale securities and other	—	8,764
Purchase of available-for-sale securities	(2,003)	(4,565)
Decrease (increase) in restricted cash	(2,167)	492

Cash used in investing activities	(88,908)	(89,957)

Financing activities
Dividends paid	(30,515)	(25,820)
Repayment of capital lease obligations	(3,112)	(3,053)
Repayment of long-term debt	(90,000)	(50,000)
Repurchase of common shares for restricted share unit plan	(12,031)	(3,723)
Common shares issued	3,580	10,031

Cash used in financing activities	(132,078)	(72,565)

Effect of exchange rate changes on cash and cash equivalents	518	629

Net increase (decrease) in cash and cash equivalents during the period	(23,971)	12,873
Cash and cash equivalents, beginning of period	179,447	95,560

Cash and cash equivalents, end of period	$155,476	$108,433

Supplemental cash flow information
Interest paid	$4,093	$3,229

Income and mining taxes paid	$4,305	$35,219

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2012

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by US GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2011 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2011. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2012 and the results of operations and cash flows for the three months ended March 31, 2012 and March 31, 2011.

  Operating results for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2012.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2011 audited annual consolidated financial statements except for the changes discussed below.

  Recently Adopted Accounting Pronouncements

  Fair Value Accounting

  In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. Adoption of this updated guidance, effective for the Company's fiscal year beginning January 1, 2012, had no impact on the Company's financial position, results of operations or cash flows.

  Comprehensive Income

  In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. In December 2011, updated guidance was issued to defer the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income until the FASB is able to reconsider those paragraphs. Adoption of the portion of this updated guidance effective for the Company's fiscal year beginning January 1, 2012 had no impact on the Company's financial position, results of operations or cash flows.

  Goodwill Impairment

  In September 2011, ASC guidance was issued related to testing goodwill for impairment. Under the updated guidance, entities are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test per Topic 350. Previous guidance required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, then the second step of the test would be performed to measure the amount of the impairment loss, if any. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2012

3.     ACCOUNTING POLICIES (Continued)

  carrying amount. Adoption of this updated guidance, effective for the Company's fiscal year beginning January 1, 2012, had no impact on the Company's financial position, results of operations or cash flows.

  Recently Issued Accounting Pronouncements and Developments

  Disclosures about Offsetting Assets and Liabilities

  In November 2011, ASC guidance was issued related to disclosures around offsetting financial instrument and derivative instrument assets and liabilities. Under the updated guidance, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statements of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The update is effective for the Company's fiscal year beginning January 1, 2013. Agnico-Eagle is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations or cash flows.

4.     FAIR VALUE MEASUREMENT

  ASC 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification are as follows:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The following table sets forth the Company's financial assets measured at fair value within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents and short-term investments(i)	$7,991	$—	$7,991	$—
Available-for-sale securities(ii)	132,379	130,268	2,111	—
Trade receivables(iii)	90,892	—	90,892	—
Fair value of derivative financial instruments(iv)	2,360	—	2,360	—

	$233,622	$130,268	$103,354	$—

  (i)
  Fair value approximates the carrying amounts due to short-term nature.

  (ii)
  Recorded at fair value using quoted market prices (Level 1) and external pricing service providers with observable inputs (Level 2).

  (iii)
  Trade receivables from provisional invoices for concentrate sales are included within Level 2 as they are valued using quoted forward rates derived from observable market data based on the month of expected settlement.

  (iv)
  Recorded at fair value based on broker-dealer quotations.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and are valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2012

4.     FAIR VALUE MEASUREMENT (Continued)

  with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale securities that are recorded at fair value using quoted market prices are classified as Level 1 of the fair value hierarchy. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants, which are recorded at fair value using external pricing service providers with observable inputs.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim consolidated statements of income and comprehensive income (loss) and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

5.     SHAREHOLDERS' EQUITY

  During the first quarter of 2009, the Company implemented a restricted share unit ("RSU") plan for certain employees. Effective January 1, 2012 the Plan was amended to include Directors and Senior Executives of Agnico-Eagle. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period of two to three years.

  During the first quarter of 2012, the Company funded the RSU plan by transferring $12.0 million (2011 — $3.7 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. The Trust is funded once per year during the first quarter of each year. Compensation cost for the RSU plan incorporates an expected forfeiture rate. The forfeiture rate is estimated based on the Company's historical employee turnover rates and expectations of future forfeiture rates that incorporate various factors that include historical employee stock option plan forfeiture rates. For the years 2009 through 2012, the impact of forfeitures was not material. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust were eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are included in basic EPS once they have vested. All of the unvested shares held by the Trust were included in the diluted EPS calculations.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at March 31, 2012 were exercised:

Common shares outstanding at March 31, 2012	171,194,430
Employees' stock options	11,647,901
Warrants	8,600,000
Restricted share unit plan	314,100

191,756,431

  During the three months ended March 31, 2012, 3,228,000 (2011 — 2,574,785) options were granted with a weighted average exercise price of C$36.96 (2011 — C$76.56), nil (2011 — 164,219) employee stock options were exercised for cash of $nil (2011 — $6.9 million), 90,000 (2011 — 91,750) options were cancelled with a weighted average exercise price of $60.30 (2011 — C$66.87) and 449,150 (2011 — nil) options expired with a weighted average exercise price of $48.09 (2011 — nil).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2012

5.     SHAREHOLDERS' EQUITY (Continued)

  The following table illustrates the changes in common shares outstanding for the three months ended March 31, 2012:

	Number of Shares	$ Amount
Common shares outstanding, beginning of period	170,813,736	$3,181,381
Shares issued under incentive share purchase plan	160,207	5,346
Shares issued under dividend reinvestment plan	105,678	3,607
Shares issued on acquisition of Grayd Resource Corporation	68,941	2,447
RSU plan	(268,232)	(9,858)

Common shares outstanding, end of period	170,880,330	$3,182,923

  The following table provides the reconciliation for the weighted average number of common shares in the calculation of basic and diluted income per share:

	Three Months Ended March 31,
	2012	2011
Net income for the period	$78,548	$45,264

Weighted average number of common shares outstanding — basic (in thousands)	170,837	168,853
Add: Dilutive impact of employee stock options	—	1,155
Dilutive impact of warrants	—	2,773
Dilutive impact of shares related to RSU plan	180	82

Weighted average number of common shares outstanding — diluted (in thousands)	171,017	172,863

Net income per share — basic	$0.46	$0.27

Net income per share — diluted	$0.46	$0.26

  The calculation of diluted net income per share has been computed using the treasury stock method.

  For the three months ended March 31, 2012, all employee stock options and warrants were excluded from the computation of diluted weighted average common shares because their effect would have been anti-dilutive. For the three months ended March 31, 2011, 653,696 employee stock options were excluded from the computation of diluted weighted average common shares because their effect would have been anti-dilutive.

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to the Company's outstanding stock options:

	Three Months Ended March 31, 2012
	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	8,959,051	C$62.88
Granted	3,228,000	36.96
Forfeited	90,000	60.30
Expired	449,150	48.09

Outstanding, end of period	11,647,901	C$56.29

Options exercisable at end of period	7,246,739	C$59.09

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2012

6.     STOCK-BASED COMPENSATION (Continued)

  For the three months ended March 31, 2012 and 2011, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Three Months Ended March 31,
	2012	2011
Risk-free interest rate	1.23%	1.96%
Expected life of options (in years)	2.7	2.5
Expected volatility of Agnico-Eagle's share price	37.5%	34.6%
Expected dividend yield	2.17%	0.88%

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended March 31, 2012, the Company received proceeds of nil (2011 — $8.8 million) and recognized a gain before income taxes of nil (2011 — $4.4 million) on the sale of certain available-for-sale securities. Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	As at March 31, 2012	As at December 31, 2011
Available-for-sale securities in an unrealized gain position
Cost (net of impairments)	$17,500	$127,344
Unrealized gains in accumulated other comprehensive income	6,517	16,408

Estimated fair value	24,017	143,752

Available-for-sale securities in an unrealized loss position
Cost (net of impairments)	$113,460	1,717
Unrealized losses in accumulated other comprehensive income	(5,098)	(58)

Estimated fair value	108,362	1,659

Total estimated fair value of available-for-sale securities	$132,379	$145,411

  The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. During the three months ended March 31, 2012, certain investments fell into an unrealized loss position. At March 31, 2012, the fair value of investments in an unrealized loss position was $108.4 million with a total unrealized loss of $5.1 million. The Company evaluated these securities in relation to the severity and duration (less than three months in all cases) of the impairment. Based on that evaluation and the Company's ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider those investments to be other-than-temporarily impaired as at March 31, 2012.

8.     LONG-TERM DEBT

  On April 7, 2010, the Company closed a private placement of notes consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 with a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

  On August 4, 2011, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remains unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2014 to June 22, 2016.

  During the three months ended March 31, 2012, the Company repaid $90.0 million on the Credit Facility (2011 — repaid $50.0 million, net). At March 31, 2012, the Credit Facility was drawn down by $230.0 million (December 31, 2011 — $320.0 million).

  Total long-term debt interest costs incurred during the three months ended March 31, 2012 was $11.5 million (2011 — $10.0 million). Total interest costs capitalized to property, plant and mine development for the three months ended March 31, 2012 was $0.2 million

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2012

8.     LONG-TERM DEBT (Continued)

  (2011 — nil). The outstanding long-term debt balance as at March 31, 2012 relates to the $600.0 million in outstanding notes and the $230.0 million outstanding on the Credit Facility.

9.     FINANCIAL INSTRUMENTS

  The Company utilizes foreign exchange hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2012.

  As at March 31, 2012, forward contracts with a cash flow hedging relationship that did qualify for hedge accounting, hedged $225 million of 2012 expenditures. $25 million will expire each month during 2012 at an average rate of US$1.00 = C$1.01. There were no similar effective foreign exchange forward contracts in the first three months of 2011. The effective hedges that expired for the three months ended March 31, 2011 resulted in a realized gain of $0.5 million. As of March 31, 2012, the Company recognized a mark-to-market gain of $2.4 million in accumulated other comprehensive income (loss). Amounts deferred in accumulated other comprehensive income (loss) are reclassified to Production costs, as applicable, when the hedged transaction has occurred.

  In March 2011, the Company entered into a foreign exchange forward contract at a rate of C$0.99 per US dollar with an ineffective cash flow hedging relationship that did not qualify for hedge accounting. There were no forward contracts with ineffective cash flow hedging relationships purchased/outstanding during the first three months ended March 31, 2012. The risk hedged in 2011 was the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represented a portion of the unhedged forecasted Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2011. In 2011, the forward contract hedged $90 million of 2011 expenditures. $10 million was scheduled to expire each month starting in April 2011 and to be completely expired by December 31, 2011. As of March 31, 2011, the Company recognized a mark-to-market gain of $1.5 million in the Gain on derivative financial instruments line item of the consolidated statements of income and comprehensive income (loss).

  The Company's other foreign currency derivative strategies in 2011 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding on March 31, 2012. The Company's foreign currency derivative strategy generated $0.5 million (2011 — $1.5 million) in call option premiums for the quarter ended March 31, 2012 that were recognized in the Gain on derivative financial instruments line item of the consolidated statements of income and comprehensive income (loss).

  During the three months ended March 31, 2012 the Company had intra-quarter zinc financial instruments realized gains of $0.4 million (2011 — nil) that were recognized in the Gain on derivative financial instruments line item of the consolidated statements of income and comprehensive income (loss). There were no intra-quarter zinc financial instruments purchased/outstanding during the three months ended March 31, 2011.

  In the first quarter of 2011, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price on a portion of zinc associated with the LaRonde mine's 2011 production. The purchase of zinc put options was financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company was nil. All zinc financial instruments expired or were realized in 2011. There were no zinc zero-cost collars purchased/outstanding during the three months ended March 31, 2012.

  In 2011, a total of 20,000 metric tonnes of zinc call options were written at a strike price of $2,500 per metric tonne with 2,000 metric tonnes expiring each month beginning February 28, 2011. A total of 20,000 metric tonnes of zinc put options were purchased at a strike price of $2,200 per metric tonne with 2,000 metric tonnes expiring each month beginning February 28, 2011. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 per metric tonne. These contracts did not qualify for hedge accounting under ASC 815 — Derivatives and Hedging. Gains or losses, along with mark-to-market adjustments are recognized in the Gain on derivative financial instruments line item of the consolidated statements of income and comprehensive income (loss). The options that expired during the first quarter of 2011 expired out of the money. As at March 31, 2011, the Company had an unrealized mark-to-market gain of $0.5 million.

  In addition, the Company recognized a gain of nil on intra-quarter silver financial instruments associated with timing of sales of silver products during the first quarter of 2012 (2011 — $(2.1) million) that were recognized in the Gain on derivative financial instruments line item of the consolidated statements of income and comprehensive income (loss). There were no silver financial instruments purchased/outstanding during the three months ended March 31, 2012.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2012

9.     FINANCIAL INSTRUMENTS (Continued)

  The following table sets out the changes in the Accumulated other comprehensive income (loss) ("AOCI") balances recorded in the consolidated financial statements pertaining to foreign exchange hedging activities. The fair values, based on calculated mark-to-market valuations, of recorded derivative related assets and liabilities and their corresponding entries to AOCI reflect the netting of the fair values of individual derivative financial instruments.

	Three Months Ended March 31,
	2012	2011
AOCI, beginning of year	$(4,404)	$—
Loss reclassified from AOCI into production costs	(510)	—
Other comprehensive loss recognized	7,274	—

AOCI, end of year	$2,360	$—

  The following table provides a summary of the amounts recognized in the Gain on derivative financial instruments line item of the consolidated statements of income and comprehensive income (loss):

	Three Months Ended March 31,
	2012	2011
Premiums realized on written foreign exchange call options	$419	$1,360
Mark-to-market gain on foreign exchange financial instruments	—	1,548
Realized gain on zinc financial instruments	476	—
Mark-to-market gain on zinc financial instruments	—	516
Realized loss on silver financial instruments	—	(2,073)

	$895	$1,351

10.   COMMITMENTS, CONTINGENCIES, AND GUARANTEES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2012, the total amount of these guarantees was $136.4 million.

11.   SEGMENTED INFORMATION

  Agnico-Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and that represent more than 10% of the combined revenue, profit or loss or total assets of all reported operating segments. The following are the reporting segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Meliadine project and the Regional Office
Europe:	Kittila mine
Latin America:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and the La India project
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration offices, and the Latin America Exploration office

  The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies. There are no transactions between the reported segments affecting revenue. Production costs for the reported segments are net of intercompany transactions. Of the $229.3 million of goodwill reflected on the consolidated balance sheets at March 31, 2012,

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2012

11.   SEGMENTED INFORMATION (Continued)

  $200.1 million relates to the Meliadine project that is a component of the Canada segment and $29.2 million relates to the La India project that is a component of the Latin America segment.

  Corporate Head Office assets are included in the "Canada" segment and specific corporate income and expense items are noted separately below.

  Certain items in the comparative segmented information relating to the Meliadine project have been reclassified from the "Exploration" segment to the "Canada" segment.

  The Meadowbank mine achieved commercial production on March 1, 2010. The Creston Mascota deposit at Pinos Altos achieved commercial production on March 1, 2011. The LaRonde mine extension achieved commercial production on December 1, 2011.

Three Months Ended March 31, 2012	Revenues from Mining Operations	Production Costs	Amortization of Property, Plant and Mine Development	Exploration and Corporate Development	Foreign Currency Translation Loss	Segment Income (Loss)
Canada	$293,559	$153,844	$47,105	$11,713	$8,613	$72,284
Europe	75,079	26,030	7,395	—	1,064	40,590
Latin America	104,296	35,161	10,053	—	5,744	53,338
Exploration	—	—	—	11,395	96	(11,491)

	$472,934	$215,035	$64,553	$23,108	$15,517	$154,721

Segment income						$154,721
Corporate and Other:
Interest and sundry income						269
Gain on derivative financial instruments						895
General and administrative						(33,928)
Interest expense						(14,447)

Income before income and mining taxes						$107,510

Three Months Ended March 31, 2011	Revenues from Mining Operations	Production Costs	Amortization of Property, Plant and Mine Development	Exploration and Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$277,571	$139,160	$47,101	$—	$10,305	$81,005
Europe	56,331	28,500	7,268	—	3,863	16,700
Latin America	78,166	30,907	7,560	—	(103)	39,802
Exploration	—	—	—	16,978	—	(16,978)

	$412,068	$198,567	$61,929	$16,978	$14,065	$120,529

Segment income						$120,529
Corporate and Other:
Interest and sundry income						248
Gain on sale of available-for-sale securities						4,394
Gain on derivative financial instruments						1,351
General and administrative						(35,152)
Interest expense						(14,008)

Income before income and mining taxes						$77,362

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2012

11.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	March 31, 2012	December 31, 2011
Canada	$3,493,891	$3,205,158
Europe	809,470	771,714
Latin America	655,040	1,020,078
Exploration	40,022	37,312

	$4,998,423	$5,034,262

12.   ENVIRONMENTAL REMEDIATION LIABILITY

  Due to the suspension of mining operations at the Goldex mine on October 19, 2011, an environmental remediation liability was recognized. During the three months ended March 31, 2012, the Company incurred $6.2 million of remediation costs that were applied against the environmental remediation liability recognized in 2011. As at March 31, 2012, the remaining Goldex mine environmental remediation liability was $39.7 million and was classified as a current liability. The Company's other non-Goldex mine related accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been classified as current liabilities. The environmental remediation liability for the anticipated costs of remediation associated with the Company's Goldex mine requires management to make estimates and judgments that affect the reported amount. In making judgments in accordance with US GAAP, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates. The Goldex mine is part of the "Canada" segment as shown in Note 11.

13.   ACQUISITIONS

  On November 18, 2011, the Company acquired 94.77% of the outstanding shares of Grayd Resource Corporation ("Grayd"), on a fully-diluted basis, by way of a take-over bid. The November 18, 2011 purchase price of $222.1 million was comprised of $166.0 million in cash and 1,250,477 newly issued Agnico-Eagle shares. The acquisition was accounted for as a business combination and goodwill of $29.2 million was recognized on the Company's Consolidated Balance Sheets.

  On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico-Eagle shares valued at $2.4 million. The non-controlling interest as reported on the December 31, 2011 consolidated balance sheets of the Company has now been eliminated as a result of this transaction.

14.   GENERAL AND ADMINISTRATIVE

  Due to a kitchen fire at the Meadowbank mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million, and also recognized an insurance receivable for $11.2 million. The difference of $3.1 million was recognized in the General and administrative line item of the consolidated statements of income and comprehensive income during the three months ended March 31, 2011.

  During the subsequent months of 2011, the Company received $2.4 million of insurance proceeds and had a remaining insurance receivable of $8.8 million as at December 31, 2011 within the Other current assets line item of the consolidated balance sheets. During the first three months of 2012, the Company received $1.9 million of insurance proceeds and had a remaining insurance receivable of $6.9 million as at March 31, 2012.

15.   SUBSEQUENT EVENTS

  On April 27, 2012, Agnico-Eagle announced that the Board of Directors approved the payment of a quarterly cash dividend of $0.20 per common share, payable on June 15, 2012 to holders of record of the common shares of the Company on June 1, 2012.

16.   SECURITIES CLASS ACTION LAWSUITS

  On November 7 and 22, 2011, the Company and certain of its current and former officers and directors were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited,

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2012

16.   SECURITIES CLASS ACTION LAWSUITS (Continued)

  et al., which were filed in the United States District Court for the Southern District of New York. On February 6, 2012, the court entered an order consolidating the actions under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation and appointed a lead plaintiff (not one of the plaintiffs who filed the original complaints). On April 6, 2012, the lead plaintiff served its Consolidated Complaint (the "Complaint"). The Complaint names the Company, its current chief executive officer and its former president and chief operating officer as defendants and purports to be brought on behalf of all persons and entities who purchased or otherwise acquired the Company's publicly traded securities in the United States or on a U.S. exchange during the period July 28, 2010 through October 19, 2011 (the "Class Period"). The Complaint alleges, among other things, that defendants violated U.S. securities laws by misrepresenting the Company's gold reserves and the status, ability to operate and projected production of its Goldex mine. The Complaint seeks, among other things, (i) a determination that the action is a proper class action and (ii) an award of unspecified damages, attorneys' fees and expenses. The defendants intend to move to dismiss the Complaint for failure to state a claim under the U.S. securities laws.

  On March 8, 2012 and April 10, 2012 a Notice of Action and Statement of Claim under the laws of the Province of Ontario (collectively, the "Ontario Claim") were issued by William Leslie AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers and directors. The Ontario Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011. The plaintiffs seek, among other things, damages of $250 million and to certify the Ontario Claim as a class action. The Company intends to vigorously defend the Ontario Claim.

  On April 12, 2012 two senior officers of the Company were served with a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff under the laws of the Province of Quebec (the "Quebec Action"). The Quebec Action is on behalf of all persons and entities who acquired securities of the Company between March 26, 2010 and October 19, 2011. The plaintiffs in the Quebec Action seek damages arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. The Company intends to vigorously defend the action.

17.   COMPARATIVE FIGURES

  Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2012 interim consolidated financial statements.

QuickLinks

First Quarter Report 2012
AGNICO-EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with United States GAAP) for the three months ended March 31, 2012
AGNICO-EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except share and per share amounts, unless otherwise indicated) (Unaudited) March 31, 2012